                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 1)

                              CAMPBELL SOUP COMPANY
                              ---------------------
                                (Name of Issuer)

                         Capital Stock, $.0375 par value
                         -------------------------------
                         (Title of Class of Securities)

                                   134429-10-9
                                   -----------
                                 (CUSIP Number)


                               John F. Bales, III
                           Morgan, Lewis & Bockius LLP
                               1701 Market Street
                             Philadelphia, PA 19103
                                 (215) 963-5478
                        ----------------------------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                February 14, 2001
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         | |  Rule 13d-1(b)
         | |  Rule 13d-1(c)
         |X|  Rule 13d-1(d)

CUSIP NUMBER:  134429-10-9                                     PAGE 2 OF 5 PAGES


1)       Names of Reporting Persons; S.S. or I.R.S. Identification

                  Charlotte C. Weber
________________________________________________________________________________

2)       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      N/A
         (b)      N/A
________________________________________________________________________________

3)       SEC Use Only
________________________________________________________________________________

4)       Citizenship or Place of Organization                             U.S.A.
________________________________________________________________________________

   Number of                        5)  Sole Voting Power          22,121,300.37
    Shares                          ____________________________________________
 Beneficially
   Owned by                         6)  Shared Voting Power
Each Reporting                      ____________________________________________
 Person With
                                    7)  Sole Dispositive Power     22,121,300.37
                                    ____________________________________________

                                    8)  Shared Dispositive Power
________________________________________________________________________________

9)       Aggregate Amount Beneficially                             22,121,300.37
         Owned by Each Reporting Person
________________________________________________________________________________

10)      Check if the Aggregate Amount in Row (9)
         Excludes Certain Shares (See Instructions)                          N/A
________________________________________________________________________________

11)      Percent of Class Represented by Amount in Row (9)                 5.26%
________________________________________________________________________________

12)      Type of Reporting Person (See Instructions)                          IN
________________________________________________________________________________

CUSIP NUMBER:  134429-10-9                                     PAGE 3 OF 5 PAGES


                                  SCHEDULE 13G

Item 1. (a).      Name of Issuer:  Campbell Soup Company

                  (b).     Address of Issuer's Principal Executive Offices:
                           Campbell Place, Camden, New Jersey  08103-1799

Item 2. (a).      Name of Person Filing:  Charlotte C. Weber

                  (b).     Address of Principal Business Office or, if None,
                           Residence: Live Oak Properties, P.O. Drawer 2108, Ocala, Florida 34478.

                  (c).     Citizenship:  U.S.A.

                  (d). Title of Class of Securities: Capital Stock, $0.375 par value.

                  (e).     CUSIP Number:  134429-10-9


Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
        (c), Check whether the Person Filing is a:             N/A

Item 4. Ownership.

                  (a).     Amount beneficially owned:  22,121,300.37

                  (b).     Percent of Class:  5.26%

                  (c).     Number of shares as to which the person has:

                           (i)      Sole power to vote or to direct the vote:
                                    22,121,300.37

                           (ii)     Shared power to vote or to direct the
                                    vote:  --

                           (iii) Sole power to dispose or to direct the disposition of: 22,121,300.37

                           (iv) Shared power to dispose or to direct the disposition of: --

Item 5. Ownership of Five Percent or Less of a Class.            N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person.  N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the
        Security Being Reported on by the Parent Holding Company.          N/A

Item 8. Identification and Classification of Members of the Group.         N/A

Item 9. Notice of Dissolution of Group.          N/A

CUSIP NUMBER:  134429-10-9                                     PAGE 4 OF 5 PAGES


Item 10. Certifications.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NUMBER:  134429-10-9                                     PAGE 5 OF 5 PAGES

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  February 5, 2001

                                          CHARLOTTE C. WEBER



                                          By:  /s/ Charlotte C. Weber
                                              ----------------------------------
                                                   Charlotte C. Weber









         ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. ss. 1001)